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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 1
                                       to
                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                              ---------------------

                              PENNACO ENERGY, INC.
                            (Name of Subject Company)

                              PENNACO ENERGY, INC.
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                 ---------------

                                    708046107
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                  Paul M. Rady
                              Pennaco Energy, Inc.
                           1050 17th Street, Suite 700
                             Denver, Colorado 80265
                                 (303) 629-6700
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

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                                 With copies to:
                              David P. Oelman, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                               1001 Fannin Street
                              Houston, Texas 77002
                                 (713) 758-2222

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        AMENDMENT NO. 1 TO SCHEDULE 14D-9

         Pennaco Energy, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on January 8, 2001 (the "Schedule 14D-9"). The Schedule 14D-9 relates to an offer by Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the "Purchaser"), which is a direct wholly owned subsidiary of Marathon Oil Company ("Marathon"), an Ohio corporation, which is a direct wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of the Company, together with the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares"), at $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

         Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to the end thereof:

        (f) Legal Proceedings. On January 5, 2001, following the joint press release by Marathon and the Company on December 22, 2000 announcing the Merger Agreement, two purported stockholder class action complaints were filed against the Company and its five directors in the District Court, City and County of Denver, Colorado, entitled Harry Levy v. Pennaco Energy, Inc., et al., Case Number 01-CV-0072, and Richard Stearns v. Pennaco Energy, Inc., et al., Case Number 01-CV-0073 (the "Colorado Complaints"). On January 9, 2001, the day after the Purchaser commenced the Offer, two similar purported stockholder class action lawsuits were filed against the Company, its five directors and the Purchaser in the Delaware Court of Chancery entitled John Grillo v. Pennaco Energy, Inc., et al., C.A. No. 18606 NC, and Thomas Turberg v. Pennaco Energy, Inc., et al., C.A. No. 18607 NC (the "Delaware Complaints").

         The allegations in the Colorado Complaints are identical, the only difference being the purported class representative in each action. Both Colorado Complaints allege the same grounds for relief, namely that the defendants breached their fiduciary duties to the Company's stockholders or are participating in a scheme to deprive the Company's stockholders of the true value of their investments in the Company. They further allege that the merger consideration to be paid to the Company's stockholders is unconscionable, unfair and grossly inadequate.

         The allegations in the Delaware Complaints are identical, the only difference being the purported class representative in each action. Both Delaware Complaints also allege that the Company's directors have breached their fiduciary duties to the Company's stockholders. Specifically, the Delaware Complaints allege that the documents disseminated by the defendants in connection with the Offer contained material deficiencies in disclosure and that, by disseminating those materials, the defendants violated their fiduciary duties. They also allege that the Company's directors breached their fiduciary duty of care and good faith by failing to make efforts to inform themselves of the best value available for the Company, and that the Purchaser participated in the breaches of fiduciary duties by the Company's directors by pursuing the transaction in these circumstances.

         Each of these lawsuits includes a request for a declaration that the action is properly maintainable as a class action, and each seeks relief including awards of unspecified damages and fees of attorneys and


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experts. Each lawsuit also seeks to enjoin the transactions contemplated by the
Merger Agreement, or to rescind the transactions in the event they are consummated (or, in the case of the Delaware Complaints, to obtain rescissory damages), and to require the Company's directors to place the Company up for auction or otherwise employ a process to ensure that the highest possible price is obtained for the Company. The Delaware Complaints also seek an order compelling the defendants to supplement the documents relating to the Offer to include all material information not currently disclosed.

         The plaintiff in one of the Delaware lawsuits has filed a motion for preliminary injunction and a motion for expedited proceedings in the Delaware Court of Chancery. Each of the Company, its directors and the Purchaser believes these lawsuits and the claims made therein are without merit and intends to defend against these lawsuits vigorously.

         The Purchaser, Marathon and USX have filed copies of each of the Colorado Complaints, the Delaware Complaints and the motions in the Delaware lawsuit referred to above as exhibits to Amendment No. 1 to the Schedule TO, dated January 12, 2001, which are incorporated herein by reference.

ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

       +++   (a)(6) Complaint filed by Harry Levy in the District Court, City and County of Denver, Colorado, on January 5, 2001.
       +++   (a)(7) Complaint filed by Richard Stearns in the District Court,
                    City and County of Denver, Colorado, on January 5, 2001.
       +++   (a)(8) Complaint filed by John Grillo in the Court of Chancery of the State of Delaware in and for New Castle County on January 9, 2001, together with related Motion for Preliminary Injunction and Motion for Expedited Proceedings filed on January 10, 2001
       +++   (a)(9) Complaint filed by Thomas Turberg in the Court of Chancery of the State of Delaware in and for New Castle County on January 9, 2001.

      -----------
      +++ Filed as an exhibit to Amendment No. 1 to the Purchaser's Tender Offer Statement on Schedule TO, dated January 12, 2001, and incorporated herein by reference.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PENNACO ENERGY, INC.



                                          By:   /s/ GLEN C. WARREN, JR.
                                             -----------------------------------
                                             Name:  Glen C. Warren, Jr.
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

January 12, 2001



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                                INDEX OF EXHIBITS

  +  (a)(1)  Offer to Purchase, dated January 8, 2001.
  +  (a)(2)  Letter of Transmittal.
 ++  (a)(3)  Letter to stockholders of the Company, dated January 8, 2001.
     (a)(4)  Joint Press Release issued by the Company and Marathon on
             December 22, 2000 (incorporated by reference to the Company's Preliminary Communication on Schedule 14D-9-C filed
             December 26, 2000).
  +  (a)(5)  Form of Summary Advertisement, dated January 8, 2001.
+++  (a)(6)  Complaint filed by Harry Levy in the District Court, City and
             County of Denver, Colorado, on January 5, 2001.
+++  (a)(7)  Complaint filed by Richard Stearns in the District Court, City and
             County of Denver, Colorado, on January 5, 2001.
+++  (a)(8)  Complaint filed by John Grillo in the Court of Chancery of the
             State of Delaware in and for New Castle County on January 9, 2001, together with related Motion for Preliminary Injunction and Motion for Expedited Proceedings filed on January 10, 2001.
+++  (a)(9)  Complaint filed by Thomas Turberg in the Court of Chancery of the
             State of Delaware in and for New Castle County on January 9, 2001.
     (e)(1)  Agreement and Plan of Merger, dated as of December
             22, 2000, by and among the Company, the Purchaser and Marathon (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed
             December 27, 2000).
 ++  (e)(2)  Opinion of Lehman Brothers Inc., dated December 22, 2000 (included as Annex B).
 ++  (e)(3)  First Amendment, effective as of November 15, 2000, to the
             Employment Agreement dated July 2, 1998 between Pennaco Energy, Inc. and Paul M. Rady.
 ++  (e)(4)  First Amendment, effective as of November 15, 2000, to the
             Employment Agreement dated July 2, 1998 between Pennaco Energy, Inc. and Glen C. Warren, Jr.
 ++  (e)(5)  Employment Agreement dated July 28, 2000 between Pennaco Energy,
             Inc. and Gregory V. Gibson.
 ++  (e)(6)  Employment Agreement dated July 28, 2000 between Pennaco Energy,
             Inc. and Terrell A. Dobkins.
 ++  (e)(7)  Employment Agreement dated July 28, 2000 between Pennaco Energy,
             Inc. and Brian A. Kuhn.
 ++  (e)(8)  Form of Parachute Tax Agreement, effective as of November 15, 2000.
 ++  (e)(9)  Form of Letter Agreement Re: Purchase of Stock Options.

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  +      Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule TO, dated January 8, and incorporated herein by reference.
 ++      Filed with the Schedule 14D-9 on January 8, 2001.
+++ Filed as an exhibit to Amendment No. 1 to the Purchaser's Tender Offer Statement on Schedule TO, dated January 12, 2001, and incorporated herein by reference.